December 7, 2018

Desmond Wheatley
Chief Executive Officer
Envision Solar International, Inc.
5660 Eastgate Dr.
San Diego, California 92121

       Re: Envision Solar International, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 14, 2018
           File No. 333-226040

Dear Mr. Wheatley:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2018 letter.

Amendment No. 2 to Form S-1 filed November 14, 2018

Risk Factors, page 14

1. We note your response to prior comment 8. Please address in your description of the warrants the exclusive forum provision included in section 5(e) of exhibit 4.2. Also
       disclose any appropriate risk factors.
Documents Incorporated by Reference, page 95

2. Please identify the documents that satisfy the criteria mentioned in the third and fourth bullet points of this section.
 Desmond Wheatley
Envision Solar International, Inc.
December 7, 2018
Page 2
Exhibits

3. We note your response to prior comment 6. Please file the opinion required by Regulation
       S-K Item 601(b)(5) regarding the Units mentioned in the fee table of your registration statement.
4. Please reconcile the description of your offering in your prospectus with the reference to issued and outstanding shares in clause (b) of the fourth paragraph of the attachment to your letter to us dated November 14, 2018.
5. We note the reference to New York law in exhibit 4.2, but the attachment to your letter to us dated November 14, 2018 suggests that the opinion that you intend to file is limited to the General Corporation Law of the State of Nevada. Please file an opinion that addresses all relevant jurisdictions. For guidance, see section II.B.1.f of Staff Legal Bulletin No. 19
       (October 14, 2011).
6. Please tell us whether the reference to warrants mentioned in the second paragraph of the prospectus cover includes the Representative Warrant. Also, we note section 6 d) of
       exhibit 4.4 and the waiver of jury trial provision; please tell us whether the waiver of jury trial would apply to claims under the federal securities laws and the rules and regulations thereunder.
      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                              Sincerely,
FirstName LastNameDesmond Wheatley
                                                              Division of
Corporation Finance
Comapany NameEnvision Solar International, Inc.
                                                              Office of
Electronics and Machinery
December 7, 2018 Page 2
cc:       Mark Richardson
FirstName LastName